Exhibit 4.1(b)

Altria Group, Inc.

Terms of Notes Schedule

(material details)

The Company issued one (1) 5 5/8% Note due 2008 with an aggregate principal amount of $500,000,000 and two (2) 7% Notes due 2013 with an aggregate principal amount of $1,000,000,000. A specimen of the Notes is filed as Exhibit 4.1(a) hereto.

The material details of the Notes are set forth below:

Quantity of Notes	Tranche	Principal Amount		CUSIP
1	5 5/8% Notes due 2008	1.	$500,000,000	02209S AB 9
	Total:		$500,000,000
2	7% Notes due 2013	1.	$500,000,000	02209S AA 1
		2.	500,000,000
	Total:		$1,000,000,000